September 5, 2025

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

       Re: Smart Logistics Global Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 20, 2025
           File No. 333-288664
Dear Hue Kwok Chiu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
General

1. We note your cover page disclosure that on October 17, 2024 and November 11, 2024
       (i) Fuzhou Jiabin declared a dividend of RMB31,593,400 (US$4.44 million) and
       RMB21,053,000 (US$2.91 million), respectively, to Jiangxi Jiabin, (ii) Jiangxi Jiabin then declared a dividend of RMB28,434,060 (US$3.99 million) and RMB18,947,700
       (US$2.62 million), respectively, to Jiabin HK. and (iii) Jiabin HK then declared a dividend distribution of RMB27,012,357 (HKD29,483,035 or US$3.79 million) and
       RMB18,000,315 (HKD19,445,085 or US$2.49 million), respectively, to Mr.
Hue
       Kwok Chiu through Amelia, SLG Cayman and ASL Venture Limited appears inconsistent with your cover page tabular disclosure summarizing cash transfers for
       the year ended December 31, 2024. We further note that such disclosures appear
 September 5, 2025
Page 2

       inconsistent with your disclosures on pages 50 and F-34 that although Jiangxi Jiabin declared dividends to Jiabin HK, it never paid such dividends and yet Jiabin HK declared and paid dividend distributions of RMB27,012,357 (HKD29,483,035 or
       US$3.79 million) and RMB18,000,315 (HKD19,445,085 or US$2.49 million) to
Mr.
       Hue Kwok Chiu through Amelia, SLG Cayman and ASL Venture Limited. Please revise your disclosure to resolve these apparent inconsistencies or explain to us why
       no revision is necessary.
        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jane K. P. Tam, Esq